GRUPO BANCOLOMBIA ANNOUNCES THE ACQUISITION OF 40% OF GRUPO AGROMERCANTIL HOLDING

Medellin, Colombia, October 1st, 2013

After obtaining the required regulatory authorizations, on this date Bancolombia Panama S.A. (a subsidiary of Bancolombia S.A.) purchased 40% of the common stock of Grupo Agromercantil Holding S.A. a Panamanian company.

Grupo Agromercantil Holding owns the Guatemalan financial conglomerate Agromercantil, which includes, among others, Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd, an offshore bank based in Barbados, and Seguros Agromercantil of Guatemala.

The transaction amounted to approximately USD217 Million.

This operation strengthens the presence of Grupo Bancolombia in Guatemala.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837